Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	2012	2013	2014	2015	2016
Income before income tax expense	$341,869	$416,527	$333,752	$439,064	$414,436
Add: Fixed charges	84,709	91,182	98,404	132,048	189,717

Total earnings	$426,578	$507,709	$432,156	$571,112	$604,153

Interest expense	$82,912	$89,085	$95,815	$128,619	$185,908
Rental expense, net of income	1,797	2,097	2,589	3,429	3,809

Total fixed charges	84,709	91,182	98,404	132,048	189,717
Preferred stock dividends	—	—	12,933	19,595	21,204
Net income attributable to SLM Corporation common stock	$84,709	$91,182	$111,337	$151,643	$210,921

Ratio of earnings to fixed charges(1)	5.04	5.57	4.39	4.33	3.18
Ratio of earnings to fixed charges and preferred stock dividends(1)	5.04	5.57	3.88	3.77	2.86

(1) For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.